UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Network-1 Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64121N109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP NO. 64121N109

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven D. Heinemann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,090,378 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,090,378 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,378 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.7%

12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

(1)  Includes 2,505,145 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.

CUSIP NO. 64121N109

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Goose Hill Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,505,145
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,505,145
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,505,145

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%

12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a).	Name of Issuer:

Network-1 Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

445 Park Avenue, Suite 1020 New York, NY 10022

Item 2(a).	Name of Person Filing:

This statement is filed by Steven D. Heinemann and Goose Hill Capital LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Steven D. Heinemann and Goose Hill Capital LLC is 24 West 40th Street, 15th Floor, New York, NY 10018.

Item 2(c).	Citizenship:

Steven D. Heinemann is a United States citizen. Goose Hill Capital LLC is a New York limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

64121N109

Item 3.	Type of Reporting Person:

Not applicable

Item 4.	Ownership.

The percentages used herein are calculated based upon 24,274,336 shares of Common Stock outstanding (as set forth in the Issuer’s Form 10-K for the year ended December 31, 2014 filed on March 5, 2015).

1. Steven D. Heinemann
(a) Amount beneficially owned: 3,090,378 (1)
(b) Percent of class: 12.7%
(c)(i) Sole power to vote or direct the vote: 3,090,378 (1)
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 3,090,378 (1)
(iv) Shared power to dispose or direct the disposition: -0-
(1) Includes 2,505,145 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.
2. Goose Hill Capital LLC
(a) Amount beneficially owned: 2,505,145
(b) Percent of class: 10.3%
(c)(i) Sole power to vote or direct the vote: 2,505,145
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 2,505,145
(iv) Shared power to dispose or direct the disposition: -0-

Items 5-9.	Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2015

GOOSE HILL CAPITAL LLC
/s/Steven D. Heinemann	By:	/s/ Steven D. Heinemann
Name: Steven D. Heinemann		Name: Steven D. Heinemann
Title: Authorized Person

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of Network-1 Technologies, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of June 19, 2015.

GOOSE HILL CAPITAL LLC
/s/Steven D. Heinemann	By:	/s/ Steven D. Heinemann
Name: Steven D. Heinemann		Name: Steven D. Heinemann
Title: Authorized Person